April 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Peggy Kim, Special Counsel

RE:	Forrester Research, Inc.
Amendment No. 1 to Schedule TO-I
Filed April 3, 2013
File No. 5-50099

Dear Ms. Kim:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 9, 2013 regarding the Schedule TO-I filed by Forrester Research, Inc. (the “Company”) on April 3, 2013, the Company hereby acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORRESTER RESEARCH, INC.

By:	/s/ Michael A. Doyle
Name:	Michael A. Doyle
Title:	Chief Financial Officer and
Treasurer

Forrester Research, Inc.     60 Acorn Park Drive, Cambridge, MA 02140 USA     Tel: +1   617.613.6000     Fax: +1   617.613.5000

www.forrester.com